Barry Pershkow Partner	1717 Rhode Island Avenue NW Washington, DC 20036-3026 T 202.478.6492 pershkow@chapman.com

December 16, 2021

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549

Re:	VS Trust Pre-Effective Amendment No. 1 to Registration Statement on Form S-1; Submitted November 3, 2021; File No. 333-248430 (the “Registration Statement”)

Dear Staff of the Division of Corporation Finance:

We are writing in response to your letter dated December 8, 2021 providing comments with respect to the above-referenced Registration Statement. Our responses to your comments are set forth herein and will be filed as correspondence using EDGAR form type CORRESP. Any changes made as a result of your comments will be reflected in a publicly filed pre-effective amendment to the registration statement of VS Trust on Form S-1. Unless otherwise defined herein, terms used in this response letter shall have the same meanings ascribed to them in the Registration Statement.

General

Comment 1: We note the disclosure that you are not an investment company as defined in the Investment Company Act of 1940. As such, please refrain from referring to each of the classes of securities being offered as a “Fund” or an “ETF.”

Response 1: The Registrant respectfully declines to make the requested change. The word “fund” is a common noun that is defined very generally to mean “a sum of money or other resources whose principal or interest is set apart for a specific objective used to refer to a collective investment vehicle.”1 The word also has come to mean a pooled investment vehicle, though not necessarily one registered under the Investment Company Act of 1940; for example, a common trust fund, a trust fund, a private fund, a hedge fund, a pension fund, etc. The Commission and Commission staff also have not prohibited funds like the Registrant’s Funds from using the word “fund” in their name or description, and other funds like the Registrant’s Funds continue to use the word either in their name or in a description of the product.2

[1]	See https://www.merriam-webster.com/dictionary/fund#:~:text=Definition%20of%20fund,c%20%3A%20capital

[2]	See e.g., https://www.proshares.com/funds/trust_ii_prospectuses.html and https://www.uscfinvestments.com/uso and https://connect.rightprospectus.com/Invesco/TADF/46140H106/P

The term “exchange-traded fund,” or the acronym “ETF,” simply means a fund whose shares trade on an exchange. The Funds are exchange-traded funds in that they are funds (i.e., pooled investment vehicles) whose shares would trade on a national securities exchange. As with the use of the word “fund,” the Commission and Commission staff equally have not prohibited funds like the Registrant’s Funds from using the words exchange-traded fund or the acronym ETF in their name or description, and other funds like the Registrant’s Funds continue to use the word exchange-traded fund, or the acronym ETF, either in their name or in a description of the product.3

Different quarters of the fund industry have argued for a set of naming rules regarding ETFs or what some have called exchange-traded products or ETPs, for many years. Often the tone of this conversation has taken on competitive (or rather anti-competitive) overtones, rather than investor protection concerns, and it generally has ignored the names for pooled investment product categories given by national securities exchanges.4 For these and other reasons, the Commission declined in the adopting release to Rule 6c-11 to adopt a nomenclature system for ETFs and ETPs. The Commission stated:

We requested comment on whether the Commission should address possible investor confusion arising from the nomenclature that has developed for identifying ETPs, including confusion between ETFs and other types of ETPs that are not registered under the Act…We agree that these issues need to be examined and discussed in more depth before the implementation of an ETP naming system. We will continue to consider the comments we received and, if appropriate, will take steps to address investor confusion relating to ETF and ETP nomenclature….We encourage ETP market participants to continue engaging with their investors, with each other, and with the Commission on these issues [emphasis added].5

Importantly, the Registrant notes further that the Commission did not object to the names of the Funds (which utilized the term “ETF”) or to the application for a listing rule (which referred to the Funds as “funds”) when it approved the Funds’ listing rules.6 And from a practical standpoint, changing the names of the Funds at this point to either eliminate the acronym “ETF” or the use of the word “Fund” in any description thereof, would necessitate a number of costly and time-consuming steps that would unnecessarily delay, interrupt and possibly defeat the launch and operation of the Funds. For example, a name change could necessitate a new listing application, amended listing rules, revised service provider agreements, new commodity pool registrations with the NFA, etc.

[3]	See e.g., https://www.proshares.com/funds/trust_ii_prospectuses.html

[4]	For example, NYSE Arca has the following names for different exchange-traded investment products: equity linked notes; investment company units; index-lined exchangeable notes; commodity-lined securities; futures linked securities; equity gold shares; equity-linked securities; fixed-income linked securities; multifactor index-linked securities; trust certificates; exchange-traded fund shares; currency and index warrants; portfolio depositary receipts; trust issued receipts; commodity-based trust shares; currency trust shares; commodity index trust shares; commodity futures trust shares; partnership units; paired trust shares; managed fund shares; active proxy portfolio shares; managed trust securities; and managed portfolio shares. See generally, NYSE Arca ETP Listing Application; available at: https://www.nyse.com/publicdocs/nyse/markets/nyse-arca/NYSE_Arca_ETP_Listing_Application.pdf

[5]	Exchange-Traded Funds, Final Rule, Securities Act of 1933 Release No. 33-10695, pp. 116-118 (September 25, 2019).

[6]	Order Setting Aside Action by Delegated Authority and Approving a Proposed Rule Change, as Modified by Amendment Nos. 2 and 4, to List and Trade Shares of the 2x Long VIX Futures ETF Under BZX Rule 14.11(f)(4) (Trust Issued Receipts), Release No. 34-93299 (October 1, 2021); Order Setting Aside Action by Delegated Authority and Approving a Proposed Rule Change, as Modified by Amendment Nos. 1 and 3, to List and Trade Shares of the -1x Short VIX Futures ETF Under BZX Rule 14.11(f)(4) (Trust Issued Receipts), Release No. 34-93230 (October 1, 2021).

The Registrant ultimately believes that it is inappropriate to have these issues decided in the forum of comments to a registration statement rather than in a proposed rule, with the opportunity for public notice and comment, that could address and impact all industry participants and registrants in a uniform and fair way.

Comment 2: Please add disclosure to your summary and risk factors sections to address the possibility of changes to the regulatory framework for complex exchange-traded products and the potential impact of such changes could have on an investment in the products you are offering.

Response 2: The Registrant does not believe that a speculative regulatory risk, such as potential future regulation that may take years to enact and for which the Registrant has no knowledge as to the form such regulation will take or the content such regulation may contain, is appropriate for the Summary section. However, the Registrant has added such risk to the set of Risk Factors in the Registration Statement and, in that regard, has made the requested change.

Comment 3: Please provide us with an update on the status of any review being conducted by the NFA and supplementally provide us with copies of any comments issued and your responses to those comments.

Response 3: The NFA is reviewing the portion of the Registration Statement that forms the Disclosure Document required to be filed with the NFA contemporaneously with the Commission Staff’s review of the Registration Statement. We have received a comment letter from the NFA and will share that, and any responses from the Registrant thereto, with Commission staff.

Cover Page

Comment 4: Please add a sentence to the second paragraph on the cover page, using bold or other prominent type, to disclose that because of the daily reset feature, the two products may not be suitable for investors who plan to hold them for longer than one trading session, particularly in volatile markets.

Response 4: The Registrant has made the requested change.

Summary

Overview, page 2

Comment 5: Please disclose, if true, that you intend to communicate on your website information about the holdings that will form the basis for the calculation of NAV at the end of that business day. Please also briefly discuss how the timing of this communication is intended to promote fair disclosure of information about the Shares.

Response 5: The Registrant has made the requested change by disclosing in the in the Summary section and the body that: “The Funds’ website at www.volatilityshares.com will display the end of day closing Index level, and NAV per Share for the Fund. The Fund will provide daily website disclosure, prior to market opening, of the Funds’ portfolio holdings. This website disclosure of the portfolio composition of the Fund will occur at the same time as the disclosure by the Fund of the portfolio composition to Authorized Participants so that all market participants are provided portfolio composition information at the same time.”

Risk Factors

The NAV per Share may not correspond to the market price per Share, page 11

Comment 6: Please clarify here and on page 76, if true that Indicative Optimized Portfolio Value (IOPV) is also known as the Intraday Indicative Value (IIV).

Response 6: The Registrant has made the requested change.

The Exchange may halt trading in the Shares of a Fund….page 12

Comment 7: Please briefly describe the reasons why the Exchange may determine that trading in the Shares is inadvisable, including because trading is not occurring in the securities or the financial instruments composing the daily disclosed portfolio of the product or the presence of other unusual conditions or circumstances detrimental to the maintenance of a fair and orderly market.

Response 7: The Registrant has replaced the disclosure at issue with the following text: “Trading in Shares of a Fund may be halted by the Exchange due to market conditions or, in light of the applicable Exchange rules and procedures. In addition, trading in Shares is subject to trading halts caused by market volatility pursuant to “circuit breaker” rules that require trading to be halted for a specified period based on a specified decline or rise in a market index (e.g., the Dow Jones Industrial Average) or in the price of a Fund’s Shares. There can be no assurance that the requirements necessary to maintain the listing of the Shares of a Fund will continue to be met or will remain unchanged.”

Risks Applicable to Investing in VIX Futures Contracts and Other Financial Instruments

VIX futures contracts can be highly volatile….page 14

Comment 8: Please refer to comment 4 in our letter dated September 16, 2020. Please provide additional context by discussing qualitatively the risk of total loss, including to the extent the class of shares is liquidated, within a single day during high market volatility. Please also quantify, both here and in the Overview section on page 1, the most significant single day declines of the Index during the volatile markets of 2020.

Response 8: The requested change has been made, except that the Registrant notes that the Long Index incepted in October 2021 and did not experience any single significant day of declines in the volatile markets of 2020. Accordingly, that requested information is not provided for the Long Index.

Comment 9: Please provide us with the basis for your conclusion that you are eligible to incorporate by reference future filings.

Response 9: The Registrant has deleted reference to its ability to incorporate future filings by reference.

*     *     *

If you have any questions or comments in connection with the foregoing, please contact the undersigned at (202) 478-6492.

Sincerely,

/s/ Barry Pershkow
Barry Pershkow

5